As filed with the Securities and Exchange Commission on May 12, 1999
                                                                CIK:  0001107266

                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                  CoffeeAM.com
                 (Name of small business issuer in its charter)

         Georgia                       2095                     58-2179311
(State or jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
     incorporation or        Classification Code Number)    Identification No.)
       organization)
                                3588 Pierce Drive
                             Chamblee, Georgia 30341
                                  770.454.1185

              (Address and telephone number of principal executive
                    offices and principal place of business)

                          Brian J. Lunsford, President
                                  CoffeeAM.com
                                3588 Pierce Drive
                             Chamblee, Georgia 30341
                                  770.454.1185
               (Name, address and telephone of agent for service)

                             ----------------------

                                   Copies to:

                                   Drew Field
                               534 Pacific Avenue
                             San Francisco, CA 94133
                                  415.296.9795

                             ----------------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement.

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================
         Title of each              Dollar         Proposed maximum     Proposed maximum
     class of securities         Amount to be      offering price       aggregate offering      Amount of
        to be registered          registered   per share/certificate         price           registration fee
-------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value     $1,050,000         $  7.00              $1,050,000             $   277

                                                                          Total                  $   277

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following: X

                                  COFFEEAM.COM
            Cross-reference Sheet Showing Location in Prospectus of:

                  PART I -- INFORMATION REQUIRED IN PROSPECTUS

         Form SB-2 Item Number and Caption                Caption in Prospectus
         ---------------------------------                ---------------------
 1.  Front of Registration Statement and
      Outside Front Cover of Prospectus.........       Outside Front Cover Page of  Prospectus
 2.  Inside Front and Outside Back Cover
      Pages of Prospectus.......................       Inside Front Cover Page of Prospectus
 3.  Summary Information and Risk Factors              Prospectus Summary; Risk Factors
 4.  Use of Proceeds.............................      Use of Proceeds
 5.  Determination of Offering Price.............      Plan of Distribution -- Determination of Offering Price
 6.  Dilution....................................      Dilution
 7.  Selling Security Holders....................      Not applicable
 8.  Plan of Distribution........................      Plan of Distribution
 9.  Legal Proceedings...........................      Business -- Legal Proceedings
10.  Directors, Executive Officers, Promoters
       and Control Persons.......................      Management
11.  Security Ownership of Certain Beneficial
       Owners and Management.....................      Principal Shareholders
12.  Description of Securities...................      Description of Securities
13.  Interest of Named Experts and Counsel             Not applicable
14.  Disclosure of Commission Position on              Management -- Indemnification of
       Indemnification for Securities Act .......         Officers and Directors
15.  Organization Within Last Five Years.........      Organization of the Company
16.  Description of Business.....................      Prospectus Summary; Risk Factors;
                                                       Business; Certain Transactions
17.  Management's Discussion and Analysis
       or Plan of Operation.....................       Management's Plan of Operations
18.  Description of Property....................       Business - Properties/Facilities
19.  Certain Relationships and Related
       Transactions..............................      Certain Transactions
20.  Market for Common Equity and Related
       Stockholder Matters                             Risk Factors; Shares Eligible
                                                         for Future Resale
21.  Executive Compensation......................      Management: Executive Compensation
22.  Financial Statements........................      Index to Financial Statements
23.  Changes In and Disagreements With
       Accountants on Accounting and
       Financial Disclosure......................      None


                                 150,000 SHARES

                                coffeeAM.com LOGO

                                  COMMON STOCK

                                   ---------

     CoffeeAM.com. is offering these 150,000 shares of common stock directly to investors.

     Our common stock is not listed on any national securities exchange or the Nasdaq Stock Market.

     Until a minimum of 75,000 shares have been purchased, all payments for shares will be deposited into an escrow account at SouthTrust Bank. If the minimum is not purchased within five months after the date of this prospectus, all payments deposited in the escrow account will be promptly refunded in full, with interest and without any deduction for expenses. This offering will end when all the shares have been purchased or earlier, if we decide to close the offering.

                                   ---------

     This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                                   ---------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

================================================================================
                        Public         Broker-dealer
                       Offering        Discounts and             Proceeds to
                        Price           Commissions
--------------------------------------------------------------------------------
  Per Share            $ 7.00             None                     $ 7.00
--------------------------------------------------------------------------------
  Total                $1,050,000         None                     $1,050,000
================================================================================

                                   ---------

                 The date of this Prospectus is___________, 2000

     We have not authorized anyone to give you any information or make any representation that is not in this prospectus. The information in this prospectus is current and correct only as of the date of this prospectus, regardless of the time of its delivery or of any sale of the shares. We are offering to sell, and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted.

                             -----------------------


                                               TABLE OF CONTENTS

                                                        Page                                              Page
                                                        ----                                              ----
Prospectus summary...................................     3   Certain transactions......................   13
Risk factors.........................................     4   Principal shareowners.....................   14
Use of proceeds .....................................     5   Description of securities.................   14
Dilution.............................................     5   Future resale of securities...............   15
Management's discussion and analysis of financial             Plan of distribution......................   15
condition and results of operations..................     6   Experts...................................   16
Business.............................................     8   Available Information.....................   16
Management...........................................    12   Index to financial statements.............   16

                             -----------------------

                               Prospectus summary

   This is a brief overview of the key aspects of this offering. We encourage you to read the entire prospectus.

                                  CoffeeAM.com

CoffeeAM.com is an Internet retailer of gourmet coffees, teas, and related products to businesses and consumers. We offer our fresh roasted coffees to coffee shops, restaurants, gift shops, and consumers at prices of 20-30% less than non-Internet purveyors. Our website will also be developed to offer auction capability, start-up information, office coffee purchases and virtual consulting services to our business customers. CoffeeAM.com has the largest selection of fresh roasted gourmet coffees and related products available online, based upon our continuous review of competitors' websites up to the date of this prospectus.

CoffeeAM.com had more unique visitors to its site in March 2000 than any other coffee company, including Starbucks, as reported independently by Yahoo! and PCdataonline.com.

CoffeeAM.com launched its Web presence in March of 1999. Before that, we sold coffee wholesale, through telephone and mail order, under the name
Caffeinnation, earning $205,535 pre-tax in 1998. We had a loss in 1999 of $39,916, after the costs of our website business development. We currently generate revenues from:

     o   The sale of gourmet coffee and tea products online
     o   Our continuing mail-order and telephone-based operation
     o   The sale of coffee equipment, both online and offline

                                 Our Objectives

We plan to use our early-to-market strategy to capture as much market share as possible, and to continue to grow with the growth of the Internet as a whole. Our early-stage goals are:

     o Create the largest and most complete digital marketplace in the coffee and tea business-to-business arena
     o   Create the best online  coffee and tea venue for consumers
     o Become the largest franchiser of coffee delivery and services to offices

                                How To Buy Shares

Shares are to be sold "first come - first served," based on when we receive your share purchase order. The offering will end when either all of the shares have been sold or we terminate the offering. To buy shares, you may either:

Complete the share purchase order, including your credit card data, on the secure website link, or Complete the share purchase order in printed form and mail it to us, with your check or credit card data.

Notice of accepted share purchase orders will be sent by email or regular mail. All payments will be deposited in a bank escrow account until the minimum number of shares has been sold. When the offering is completed, you will receive a certificate for your shares. If the minimum is not sold within five months of the date of this prospectus, you will receive a check for your payment, with interest and without any deduction for expenses.

                         How you can communicate with us

Our office is at 3588 Pierce Drive, Chamblee, Georgia 30341. Our shareowner relations telephone numbers are (770) 517-1115 and (800) 894-9015. Our fax number is (770) 454-0366. You are invited to call or write Brian Lunsford, our President. The email address is investor@coffeeAM.com.

                                  Risk factors

     You should carefully consider the following risks and the rest of this prospectus before deciding whether and how much to invest in our shares. If these or other risks occur, you may lose all or part of your investment.

Your payment for shares will be kept in escrow until the minimum amount has been sold.

     If we have not received at least $525,000 from the sale of shares within five months of the date of this prospectus, all monies deposited in the escrow account will be refunded to the purchasers, with interest and without deduction for any expenses. Until then, or the earlier date when we have received the minimum amount, purchasers will be subscribers and not shareowners of CoffeeAM.com. During this escrow period, purchasers will have no right to a return of their payment.

Only a part of the shares may be sold, which could lower our growth rate and future income.

     Our shares are being sold on a best efforts basis. That means that we will use our best efforts to locate investors. No individual or company is guaranteeing to invest any specific amount of money. There is no way for us to predict how much will be purchased, beyond the minimum required to make the offering effective. To the degree that we are unsuccessful in selling more than the minimum, our fixed expenses will be a larger part of our income and we will have to limit spending for the purpose of attracting new business.

No public trading market exists for the shares.

     Because this initial offering is only for up to $1,050,000, there may be no public trading market for our shares right after it is completed. CoffeeAM.com realizes the need for the development of a trading market for its shares and will explore avenues to make this a reality. We will do our best to arrange with a registered broker-dealer to provide an order matching service for persons wishing to buy or sell shares after this offering is complete. If that does not happen, shareholders will have to find a prospective buyer and negotiate a price and terms of sale, until a trading market or order matching service exists.

No dividends are presently intended.

     We presently intend to retain any earnings and pay no dividends. Future dividends, if any, will depend on our profitability, financial condition, capital requirements and other considerations determined by our directors.

Additional capital may be required in order for CoffeeAM.com to carry out its plans.

     The proceeds of this offering are intended to help us achieve certain objectives. To aid with these objectives, we will also be using any positive cash flow from our business operations. More capital will be required to meet our objectives and we expect to have one or more further public offerings of shares. This brings with it the risk that additional funds may not be available when needed. Selling more shares may also dilute the existing shareowners. Debt financing would require additional interest expense, reducing our earning potential.

Our growth strategy is expected to generate losses in the near future.

     We were profitable in each of our first five years of incorporation. However, we had a loss in 1999 and anticipate having losses in the upcoming quarters as we increase our expenditures for business expansion. The "Use of Proceeds and "Business" sections of this prospectus describe these expenditures and our objectives.

We are risking our existing business, in order to build an electronic commerce business.

     Our past performance is only a limited guide to future results. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. We cannot assure you that we will be successful in addressing these risks and our failure could cause the business and our shares to be of little or no value.

If we lose the services of our officers, or if we cannot recruit and train additional skilled people, our business may suffer. Our two officers, Brian Lunsford and Maranda Lunsford, have been sole owners of CoffeeAM.com shares since the end of 1998 and have been working full time to plan and meet our objectives. We do not have an employment agreement with them and we are not beneficiaries of any key person life insurance covering them. We are seeking additional people to train, so that we can continue to grow and to decrease our dependence upon our two officers.

                                 Use of proceeds

     The net proceeds to CoffeeAM.com from this offering are estimated to be approximately $950,000. We expect to use the net proceeds over the 12-month period commencing from the date that the minimum escrowed proceeds are released, for the purposes outlined below. If more than the minimum, but less than the maximum offering is raised, we intend to allocate proceeds in excess of the minimum in the same proportions as if the maximum were raised.

                                             Minimum                 Maximum
                                         (75,000 shares)        (150,000 shares)
                                      -------------------     ------------------

1.  Facility expansion ..........     $    30,000    7%       $    40,000    4%
2.  Advertising initiatives......         100,000   23%           205,000   22%
3.  Marketing franchises.........          50,000   12%           200,000   21%
4.  Repayment of debt............          50,000   12%           200,000   21%
5.  Capital equipment............         120,000   28%           165,000   17%
6.  Internet development.........          45,000   11%            80,000    9%
7.  Working capital..............          30,000    7%            60,000    6%
                                      -----------------       -----------------
                                      $   425,000  100%       $   950,000  100%
                                      =================       =================

Description of Use of Net Proceeds

1. Facility expansion. CoffeeAM.com has recently signed a lease for a 15,500 sq. ft. facility located in Woodstock, in the Suburbs of Atlanta. CoffeeAM.com is obligated under an existing lease for a 6,000 sq. ft. facility in Chamblee, also a Suburb of Atlanta. Based on CoffeeAM.com's research, the Chamblee facility should be easily sub-leased for the remaining 3 year portion of the agreement. The monies allocated to Facility Expansion will allow CoffeeAM to relocate our roastery into our new facilities and cover costs related to leasing our Chamblee facility.
2. Advertising initiatives. We plan to conservatively develop our brand through websites and portals, and such offline media as direct mail, print advertising, and public relations.
3. Franchise initiative. CoffeeAM.com will be launching a franchise program in which its franchisees will service Office Buildings and restaurants requiring delivery and service for their coffee needs. Management of CoffeeAM.com has significant experience in franchising and will use this means to further increase CoffeeAM.com's brand exposure.
4. Repayment of Debt. CoffeeAM.com will use a portion of the proceeds of this offering to repay loans to its President, Brian J. Lunsford.
5. Capital goods. Based on increased volume we will need to buy additional equipment for the roasting, processing, and shipment of our products.
6. Internet development. CoffeeAM.com will use the proceeds on improvements of its web site, to increase efficiency, increase usability, and allow for the expected increase in scale.
7. Working capital. As our business grows, we will need additional capital to finance larger inventories of coffee beans, tea and our other products.

     We do not anticipate changes in the proposed allocation of estimated net proceeds of this offering. However, events may require changes and we reserve the right to make changes, if we believe they are in the best interests of CoffeeAM.com.

                                    Dilution

         The public offering price per share is substantially higher than the net tangible book value per share of our common stock. Purchasers of shares in this offering will experience immediate and substantial dilution in the pro forma net tangible book value per share. The issuance of additional equity securities could also cause substantial dilution of the ownership interest of purchasers of the shares offered by this prospectus.

     On December 31, 1999, and giving effect to the April 30, 2000 dividend of $200,000, CoffeeAM.com had a negative net tangible book value of ($321,798) or ($0.09) per share. The net tangible book value per share is equal to our total tangible assets, less total liabilities and divided by total number of shares of common stock outstanding. After giving effect to the sale of the minimum and maximum number of shares being offered, at the $7.00 per share public offering price, and the application of the estimated net proceeds, our pro forma net tangible book value as of December 31, 1999 would have been $103,202 after sale of the minimum and $628,202 after sale of the maximum number of shares, or $0.03 per share and $0.16 per share. This represents an immediate increase in net tangible book value to present owners of $0.12 per share at the minimum and $0.25 per share at the maximum. It represents an immediate dilution to new investors purchasing shares in this offering of $6.97, or 99%, per share at the minimum and $6.84, or 98%, per share at the maximum.

     The  following  table shows,  on a pro forma basis as of December 31, 1999, the  difference  between  existing  shareowners  and  new  shareowners  in  this
offering,   with  respect  to  the  number  of  shares   purchased,   the  total
consideration paid and the average price paid per share:
                                                                      Minimum                      Maximum
                                                                  (75,000 shares)              (150,000 shares)
                                                              ----------------------         -------------------
Public offering price per share........                                       $7.00                         $7.00
     Net tangible book value per share
       On December 31, 1999..........................        ($0.09)                        ($0.09)
     Increase in net tangible book value per share
       to present owners.............................         $0.12                          $0.25

Pro forma net tangible book value per share
     after this offering.............................                         $0.08                         $0.22

Net tangible book value dilution per share
     to new investors................................                         $6.97                         $6.84
                                                                              ======                        =====


This table shows what the present owners paid for their ownership of the business in 1998, net of the dividend paid April 30, 2000, compared to the price of shares in this offering, assuming that the minimum number of shares are sold in this offering:

                 Shares owned  Percent   Amounts paid   Percent    Price/share
                 ------------  -------   ------------   -------    -----------

Present owners    3,687,500      98%      $ 50,000         9%        $0.001
New investors        75,000       2%      $525,000        91%        $7.00


The following table shows the same information, assuming that the maximum number of shares are sold in this offering:

                 Shares owned  Percent   Amounts paid   Percent    Price/share
                 ------------  -------   ------------   -------    -----------

Present owners    3,687,500       96%     $   50,000       5%        $0.001
New investors       150,000        4%     $1,050,000      95%        $7.00

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

This discussion should be read together with the financial statements, and their notes, and other information in this prospectus..

Overview

CoffeeAM.com sells specialty beverage products (principally gourmet coffee) to retail coffee businesses and to consumers. Both business-to-business and business-to-consumer sales are made primarily through our Internet site located on the World Wide Web at www.CoffeeAM.com . We produce (blend or roast) some of our products and we distribute some for other manufacturers.

From its beginning in 1993 through the change in its ownership in December 1998, CoffeeAM.com derived most of its revenue from telephone and catalog sales to coffeehouses and restaurants. In March 1999, we launched our Internet presence and have focused on developing the premiere Internet specialty beverage site. This repositioning of the company allows us to sell our products as easily to a large wholesale customer as to a person who orders a pound or two of coffee a month. We use the same roastery for both client bases and simply use larger packaging for wholesale customers.

Results of operations for 1999 compared to 1998

Management's decision to launch our CoffeeAM.com website, along with recruiting the staff needed to grow our business, resulted in a loss of ($39,916) in 1999 compared to net income of $205,535 for the prior year. Gross profit, before operating expenses, was $795,105 in 1999, up from $538,396 in 1998. Most of this difference in operating expenses is from increased salaries as a result of our expansion from four full-time employees in 1998 to an average of seven in 1999. We incurred costs related to the development of our website, the initial marketing of the website and other expenses related to our site's launch. As e-commerce is a new business method, we had to implement new systems and procedures for fulfillment of orders and customer service situations.

We also began to incur an additional expense item in 1999 through our "Free Shipping" policy. We began shipping 95% of our packages via UPS, and paying the cost of shipping for all goods purchased through our web site. We do not have plans to change this policy in the future, as it has been useful in increasing our customer base.

In 1999 we were able to continue to grow revenues, while virtually remaking ourselves into an Internet enterprise. Gross margins improved to 62.0% of revenue in 1999 versus 53.6% in 1998. This significant improvement in margins was due to improved pricing, expansion into the direct consumer market and favorable coffee commodity prices. As revenue numbers continue to grow, we expect to be able to improve our gross margins through better purchase prices on increased quantities.

Financial condition at December 31, 1999 compared to December 31, 1998
There were no accounts receivable when the business was purchased by its present owners, in mid-December 1998. The year-end balance results from approximately two weeks of sales. The balance at the end of 1999 reflects a full year's operations by present management. We have become more restrictive on the issuance of credit terms to wholesale customers. This new policy has in management estimation had little impact on sales growth, but should allow the company to reduce exposure to bad debt expenses.

We have managed our inventory levels much more adeptly in 1999. By increasing our turns, we have been able to reduce our year-end inventory 37.1% vs. 1998. While sales increased 27.7% in the same period. WE credit better staffing and more timely ordering for this improvement.

The note receivable from shareholder has since been paid in full.

Both accounts payable and accrued expenses were at zero when ownership changed during December 1998, the year-end balances result form approximately two weeks' operations. The 1999 year-end amounts are more reflective of current practices.

Liquidity and Capital Resources

CoffeeAM.com has traditionally financed it growth through cash from operations. It has debt payable to its former owners and as the result of a loan from its current owner made on April 30, 2000, to fund a dividend of the same date. We plan to issue equity and debt instruments in the future as necessary to fund the retirement of debt and the planned growth.

We buy products on trade terms from our suppliers while collecting the majority of our receivables on a cash or cash-similar (credit card, C.O.D) basis. We do not currently have a line of credit with any financial institution. We have no long-term debt other than the notes payable to the previous owner, described in note 5 of the notes to financial statements.

Inflation and commodity prices

We do not believe inflation will have a material impact on our future operations. We are very much affected by fluctuations in the price of coffee on the world market, which results primarily from weather conditions.

Forward-Looking Statements

This section and other forward-looking statements in this prospectus are based on our current expectations. Our actual results could differ materially from those anticipated in these forward-looking statements, as a result of various factors, including the risks described in this prospectus.

Capital Requirements. The company's growth plans call for significant investments in its website infrastructure and the mass marketing of it site to retailers and direct-consumers. The inability to raise those funds would adversely affect CoffeeAM and its growth strategy.

 Acquisition Strategy. We have no plans to acquire other businesses at this time. We will, however, be open to possibilities that we believe would increase our customer base and revenues.

Advertising Strategy. We plan to spend extensively on advertising in 2000. This spending will be done in both targeted and broadcast media and will include both online and offline advertising.

Web Design. We plan major improvements for our website during 2000. These improvements will be in the user experience, the content offerings and back-office processing. Improvements on our website will be an ongoing process, as the e-commerce industry continues to develop. Our website will include more information on coffee, teas, and other products that the company markets. We also plan to expand the information we provide for those who wish to add gourmet beverages to their existing businesses.

Seasonality

Specialty food sales are inherently seasonal, with highest volumes during the fourth quarter holiday season. Additionally, our business has a large gift-giving component. Our wholesale business is less seasonal. Approximately 32% of our 1999 sales were realized in the fourth quarter. The 1998 amount was 28%. We expect fourth quarter sales to continue to represent a disproportionate amount of annual sales in the future.

Year 2000 Issues

We have upgraded all of our internal computer and software systems as well as communications equipment to Y2K compliant standards. We have sought and received assurances in writing from our major Internet service providers of their compliance with Y2K requirements. Our costs for preparations for Year 2000 have been minimal.

                                    Business

CoffeeAM.com is an electronic commerce company focused on the sale of gourmet and specialty coffees and teas over the Internet to the retail, corporate gift and wholesale markets. We roast over 45 high-quality Arabica coffees and offer over 150 flavored coffees, organic coffees, select estate coffees, gourmet teas and giftbaskets, as well as commercial and home coffee equipment. Our website combines merchandise and related content. We operate a warehouse and our customers' orders are fulfilled directly by us. We do have some equipment drop-shipped to our customers.

The majority of our revenue comes from the wholesale customer accounts which we had serviced prior to taking on our Internet initiative. These wholesale customers resell the coffee in whole bean or ground form for home consumption. Many of them also brew and sell coffee beverages at their place of business.

We were incorporated in August 1993 and launched our online retail store in March 1999. Since the present owners purchased the business, in December 1998, we have focused on expanding our product offerings, building our brand name through advertising and promotional campaigns, pursuing online shopping initiatives, recruiting personnel, developing business-to-business services and exploring strategic electronic commerce opportunities. In December 1999, we launched a wholesale program enabling consumers to purchase coffee and tea in bulk at wholesale prices. Currently our retail and wholesale customers pay for orders by credit card while we pay our suppliers on trade terms. As a result, we are able to increase our working capital between the time we receive payment for orders and the time we are required to pay suppliers.

We reported a loss of ($39,916) in the year ended December 31, 1999, after pretax income of $205,535 in 1998. We expect to incur losses in the next few quarters, from these kinds of expenditures:

- advertising and promotional expenditures to build our brand name and attract customers,
-        the continued development of our website,
-        expanding our product offerings,
-        developing relationships with strategic business partners,
-        attracting, retaining and motivating qualified employees,
- developing an "extranet" system to electronically link us to our suppliers to improve order processing,
-        continuing to develop our order processing technology, and
-        continuing to increase our production capacity.

Our products and operations

The products we sell are known as "gourmet and specialty beverage," defined as distinctive beverages of high quality. This includes our gourmet coffees, teas, and related products.

CoffeeAM.com is committed to providing the highest quality Arabica coffees available from around the world. To achieve this goal, we work closely with our coffee brokers and estate owners to carefully select the coffee beans and then perfectly roast the coffees to maximize their taste and flavor differences.

We roast our coffee in small batches to ensure consistency. We vary the roast time and temperature, to maximize a particular coffee's taste characteristics. We use state-of-the-art roasting technology, which enables more exact specific roasts, so that we may offer consistent taste profiles. We use gas heated cast iron drum roasters, which we believe offer a higher degree of flexibility than the typical commercially roasting machines. We have developed specific roasting formulas for each coffee type to establish a coffeeAM.com recipe for each coffee type, which we call our perfect roast. The Company believes that this roasting process distinguishes it from many other specialty coffee companies and has resulted in strong customer loyalty.

CoffeeAM, also offers flavored coffees, unlike some of its competitors. We flavor our coffee during the production process, to provide our customers with a higher taste consistency.

We package our coffee with one-way valve bag packaging technology, which provides an extended shelf life for our coffees. This technology enables us to expand our geographic distribution while maintaining our high standards for quality and freshness.

CoffeeAM.com provides online retail and wholesale customers a broad selection of high quality specialty coffees, teas, and related products which can be ordered at any time and promptly delivered. We aim to generate repeat business by providing a positive ordering experience for our customers, offering informed content, and offering extremely competitive pricing on the products we market.

Our plans call for the development of a office gourmet coffee delivery and service business. We intend on expanding our brand nationally by launching office delivery franchises in the US and world-wide. By utilizing this franchiser model, CoffeeAM.com will be able to penetrate the accounts which require delivery and service.

Our business-to-business market

Our business-to-business market includes sales to specialty food retailers, gift shops, caterers, restaurants and other resellers of specialty beverage products. Forrester Research estimates that business-to-business electronic commerce will grow from $17 billion in 1997 to $327 billion in 2002.

Suppliers of specialty beverage products have traditionally distributed their products either by using a food broker to sell to retailers at wholesale prices, or by attempting to sell their products direct to retailers. Many suppliers have been ineffective at direct selling and the assortment of specialized food brokers and distributors that currently supports the industry is highly fragmented. As a result, many retail outlets for specialty beverage products are underserved or have limited access to the products they would like to carry. Even more scarce than availability of quality products is the industry information and product information that these specialized retailers need to operate their businesses effectively. CoffeeAM.com intends to bridge this gap by offering the widest range of products, and by also offering `online-consulting' to those in the business and those looking to enter the business. This relationship could allow coffeeAM.com to maintain a large and consistent amount of traffic to its site and to offer ancillary products to these customers.

CoffeeAM believes that these resellers of specialty beverage products are interested in buying online and that shipping costs are often a deterrent. We have offered free shipping, on most items, to all continental US locations via UPS. This shipping expense is costly, but we believe the benefit of customer attraction has offset the related expense. This program is constantly being reviewed, to see whether it will be part of our long-term strategy.

Our business-to-business market may be affected by the unfamiliarity of certain retailers with the Internet in general and, more specifically, as a means for conducting commerce. Many industries are embracing the digital marketplace for goods on a daily basis, and we believe it is becoming quite apparent that many if not all industries will follow suit. We have staked our claim to the digital marketplace for specialty beverages and more precisely gourmet coffee and tea.

For this goal we are also in the process of implementing a new order processing system, which should enable us to offer online auctioning of equipment and other improvements related to the information we provide for those in the coffee business. We are also working to increase our site's familiarity among specialty food retailers.

We require credit card payment from our wholesale purchasers, rather than the more typical weekly or monthly trade credit terms. Due to the high turnover rate in the coffeehouse and restaurant business, CoffeeAM is very restrictive at extending terms. By limiting the amount of terms we grant and requiring most transactions to be paid in advance via card, we have been able to keep bad debt losses very low.

We believe that the wholesale marketplace we have created will significantly influence and improve the specialty beverage shopping experience and selection. The following highlights CoffeeAM.com's strategy:

     - the specialty coffee market is highly fragmented with only a single dominant retailer, Starbucks. We estimate there are at least 10,000 independent coffeehouses throughout the United States;
     - we have an "early-to-market" digital market place for the coffee and tea industry;
     - we have the ability to increase our product offerings with very little incremental costs;
     - we have the ability to offer specialized content, for high and consistent traffic levels;
     - small businesses are increasingly familiar with the Internet, especially as a means to procure goods;
     - manufacturers are increasingly dependent on online relationships for the distribution of their goods;
     - our history has focused on helping customers establish coffee and tea businesses and we are now seeing many non-traditional businesses looking to add gourmet beverages to their offerings; and
     - as we build the digital marketplace, more specialty beverage companies and those who have products for this market will see the necessity of selling there.

Our plans for the CoffeeAM.com office delivery and service franchise

CoffeeAM.com plans to establish a franchise system to serve market segments that are not expected to rely on Internet purchasing. Many restaurants, and almost all offices use a coffee delivery service which delivers coffee, provides equipment, and replenishes other coffee related supplies. This type of service is not feasible for CoffeeAM.com to perform directly. We intend to establish a network of independent CoffeeAM.com franchisees that will deliver gourmet coffee and tea to office customers. We believe these franchisees could allow us to increase volumes, and strengthen our brand.

Franchising involves different legal and management structures from the business that we are currently operating. We believe that our management has the required ability to build this new operation.

Our consumer market

All of our sales directly to consumers are made online, through our website on the Internet. While we are not aware of any statistical estimates of the amount of online sales of gourmet and specialty beverage products, we believe that the market size and growth rate will follow the estimates for all online food sales. Forrester Research estimates that total online food sales for 1998 were approximately $234 million and that total online food sales are expected to reach $1.1 billion in 2000 and $10.8 billion by 2003, representing a compounded annual growth rate of 115%. Market research firm International Data Corporation estimates that worldwide business to consumer commerce over the Internet will grow from $12 billion in 1997 to $425 billion in 2002.

As of March 21, 2000, 59.22% of our business had come from repeat customers. Also as of that date, CoffeeAM.com had provided products to 6,558 customers.

We believe that our method of selling products direct to the consumer will become the preferred way for people to receive their gourmet coffees & teas. The following highlights CoffeeAM.com's opportunity:

     - gourmet coffee's major sales growth over the past decade has created a more knowledgeable consumer;
     - we are the first company to aggressively focus on `Roastery-Direct' gourmet coffees online;
     - we can increase our product offerings with very little incremental costs;
     - we will offer specialized information on our website that is not in stores or shops;
     - we have the ability to sell unique, hard to find items not easily obtainable at a local supermarket;
     - we have none of the costs of physical retail locations in the thousands of markets which we service;
     - we receive orders and allow consumers to shop 24 hours a day/7 days a week;
     -   our products are delivered direct to the consumer's front door;
     - we establish `recurring-shipments' so that the consumer need not worry about running out of product;
     - our product is a consumable, and customers reorder when they `use-up' our product; and
     - we roast to order and do not incur product spoilage or the even worse option - selling stale coffee.

Our Competition

An Internet search will show that many small competitors exist at any one time, but only a few large ones have product offerings similar to CoffeeAM. We are very small, compared to industry leaders in the overall coffee roasting and marketing industry. We are not aware of any large business that is dedicated exclusively to the Internet coffee or the Internet specialty beverage industry. If one or more of the industry giants shifts its focus toward an online venture, our business could be adversely affected by strong competitive tactics, or positively affected by the resulting increase in market awareness of Internet shopping for gourmet coffees and teas.

We are not aware of any digital marketplace that exists for the gourmet coffee and tea business sector.

We do not anticipate any significant competition in the sale of franchises for our office delivery system. However, our franchisees will have to complete with many national companies that have significantly more resources than CoffeeAM.com or its franchisees.

Employees

The company currently has nine employees, all full time. We intend to hire employees as sales continue to increase, and are actively recruiting for many positions. We expect to have 18 employees by the end of 2000.

Facilities

CoffeeAM will be moving into expanded facilities in May, 2000. Our new seven-year lease is for 15,500 square feet, at 100 Londonderry Court Suite 112, Woodstock, Georgia. Our lease will be for seven years and payments will be $7,500 per month, triple net.

We have been leasing 6,000 square feet, at 3588 Pierce Drive, Chamblee, Georgia 30341. Our current rate is $2,500 per month, triple net, and would increase each year, to $2,760 per month in the year before its May 2003 expiration. We believe that this rate is below market for similar property in metro-Atlanta and we are making efforts to sub-lease this space. If we do not, we believe we can buy it out from the landlord without a major cost.

Intellectual property, research and development

We adopted our business name as our corporate name, CoffeeAM.com, Inc. We have no other patents, trademarks, licenses or other intellectual property protection and we do not believe that any further protection is useful. We have not spent a material amount on research and development activities in the last two years. We have considered our web site development to be part of our operating costs.

Government regulations, environmental laws

No government approval is necessary for our principal products and services and we do not believe that any existing or probable governmental regulations will have a material effect on our business. Our coffee roasting and other operations have not incurred any material costs of compliance with environmental laws.

Legal Proceedings

CoffeeAM.com is not a party to any pending legal proceeding.

                                   Management

CoffeeAM.com 's board of directors is responsible for our policies and the selection and oversight of management. The board is elected annually by the shareowners. The present terms for all directors will conclude at the annual meeting of shareowners in 2001.

Directors and Officers

Name, residence address          Age           Responsibility
-----------------------          ---           --------------

Brian J. Lunsford                26         President, Director and Chief
490 Bottesford Drive                          Executive Officer
Kennesaw, GA 30144


Maranda E. Lunsford              24         Vice President, Director
490 Bottesford Drive
Kennesaw, GA 30144

David R. Blech                   44         Vice President of Finance, Director
4525 Dorset Lane
Suwanee, GA 30024

Juel Veach                       45         Director
1329 Spalding Drive
Atlanta, GA 30350

Howe D. Whitman                  57         Director
4102 Whitewater Creek Rd.
Atlanta, Georgia

Background information

Brian J. Lunsford was the founder of Alligator Renovator, an Atlanta-based commercial services company which he sold in 1997. From 1993 to 1996, he was vice president of Professional Carpet systems, one of the largest commercial carpet service companies in the United States. He became president of CoffeeAM.com in December 1998.

Maranda E. Lunsford became vice president of CoffeeAM.com in December 1998, with responsibilities particularly in online strategy, product quality and user experience. Before joining CoffeeAM.com, she was completing her degree at Kennesaw State University.

David R. Blech became controller of CoffeeAM.com in December 1998 and was recently made vice president of finance. From 1995 to 1998, he was vice president and an owner of PAWE, which was merged into the largest car wash company in the United States. During 1988 to 1995, he was vice president of finance for Knight Energy Services, a Florida real estate developer and operator of service stations and car washes.

Juel Veach joined our board of directors in March 2000. He has owned and operated a commercial service in Atlanta since 1989. From 1982 to 1989, he was the controller and system analyst for a division of Standard Coffee Company of New Orleans.

Howe D. Whitman became a director in March 2000. He has worked in the real estate industry for over 35 years. In addition to serving on the board of advisors for Colony Homes of Woodstock, Georgia, Mr. Whitman is also on the Board of Directors for the Lakeland, Florida development council. Since 1973, Mr. Whitman has served as President of Heritage Equities.

Committees

Audit Committee. The board has established an audit committee of the two independent directors, Juel Veach and Howe Whitman. The audit committee will make recommendations concerning the engagement of independent public accountants, review their independence, the services they provide and the results of the audit engagement. The audit committee will also consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls.

Meetings and compensation of directors

The directors meet quarterly. The audit committee meets at least once annually. Beginning in 2000, Directors receive $200 plus options to buy 100 shares with a strike price set at the day of the board meeting, for each board and committee meeting they attend. We reimburse them for travel expenses to attend meetings.

Executive compensation

CoffeeAM has no employment agreements. No one was paid $100,000 or more in 1999. Our chief executive officer, Brian Lunsford, was paid $44,308 in 1999.

Stock incentive compensation plan

CoffeeAM has reserved a total of 132,500 shares of its common stock for grant to employees and consultants. Options were granted February 1, 1999 for 130,000 shares, of which 40,000 shares each were to our Controller, Dave R. Blech and our Roastmaster, C. Shawn Dunaway, and 50,000 to our consultant, Joseph R. Lunsford, who is the father of Brian J. Lunsford, President of CoffeeAM.com. Each option is exercisable for five years after the date it vests, at the same $0.08 per share price paid for all the shares on December 17, 1998. The option to Joseph Lunsford vested on the date of grant. The options to Mr. Blech and Mr. Dunaway vest as to 10,000 shares each of the next four anniversaries of the grant. 2,500 shares remain available for grant.

Indemnification of directors and officers and limitation of their liability

Officers or directors are not liable to CoffeeAM.com or its shareowners, under Georgia law, if they acted in a manner they believed in good faith to be in or not opposed to CoffeeAM.com's best interests. They are not liable in any criminal proceeding if they had no reasonable cause to believe their conduct was unlawful. As permitted by Georgia law, CoffeeAM.com will indemnify its officers and directors against liability and their defense costs in any proceeding in which they have been successful or where the directors who are not involved determines that the applicable standard of conduct has been met. CoffeeAM.com will pay reasonable expenses, including attorneys' fees, incurred by directors or officers in advance of the final disposition of a proceeding, if they furnish written affirmation of good faith belief that they have met the applicable standard of conduct, together with a written promise to repay any advances if it is determined they are not entitled to indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the federal Securities Act of 1933 is unenforceable, as against public policy expressed in that Act.

We do not presently carry any insurance against the liability of CoffeeAM.com 's officers and directors.

                              Certain transactions

All of the outstanding shareownership of CoffeeAM.com, Inc. was purchased in December 1998 by Marandar Marketing, Inc., which is wholly owned by Brian Lunsford and Maranda Lunsford. The total purchase price was $562,706, of which $250,000 was paid by Marandar. Of the balance, $232,706 was paid from CoffeeAM.com's assets. CoffeeAM.com also issued a note payable to the former owners for $80,000.

CoffeeAM.com advanced funds to Marandar during 1999 and had a note receivable at December 31, 1999 for $12,187. This amount has been repaid and there are currently no advances outstanding. All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to CoffeeAM.com than those that can be obtained from unaffiliated third parties and must be approved by a majority of CoffeeAM.com's independent directors who do not have an interest in the transactions and who had access, at CoffeeAM.com's expense, to CoffeeAM.com's or independent legal counsel.

CoffeeAM.com declared a $200,000 dividend to Marandar on April 30, 2000. At the same time, Brian J. Lunsford, Marandar's owner and CoffeeAM.com's president, loaned CoffeeAM.com $200,000. The loan is due on April 30, 2001, with an 8% annual interest rate. Proceeds of this offering would be used to repay that loan.

The lease of our new facilities commences June 1, 2000. The landlord is a group of individuals doing business as "Cherokee Venture II," The group is affiliated with Howe D. Whitman, who became a CoffeeAM.com director on March 24, 2000. On May 5, 2000, Mr. Whitman also purchased 30,000 shares of CoffeeAM's common stock, at $3.50 per share. Payment for the shares was $57,000 in cash and $48,000 in reduced rentals over the first three years of the lease.

                              Principal shareowners

     The following table shows the beneficial ownership of CoffeeAM.com's common stock immediately prior to this offering, giving effect to the stock dividend effected May 4, 2000 and as adjusted to reflect the sale of the shares being offered, for shares owned by:

(i)   each of CoffeeAM.com's directors and executive officers,
(ii) each shareowner we know to own beneficially 5% or more of the outstanding shares of our common stock and
(iii) all  directors  and officers as a group.

We believe that the beneficial owners of the common stock listed below, based on information they furnished, have sole investment and voting power over their shares, subject to community property laws where applicable.

Name of  Beneficial Owner               Number of      Percentage of Total Common Stock Beneficially Owned
                                        Shares
                                        Beneficially
                                        Owned         Before Offering             After Offering
Brian J. Lunsford                       1,843,750         49.6%                        47.7%
Maranda E.  Lunsford                    1,843,750         49.6%                        47.7%
Howe D. Whitman                            30,000          0.8%                         0.7%

All directors and
executive officers
as a group (5 Persons)                  3,717,500         100%                         96.1%



                            Description of securities

Our articles of incorporation and the Georgia Business Corporation Code authorize us to issue up to 10,000,000 shares of common stock. We may also issue securities for borrowings. Before sales in this offering, CoffeeAM.com had 3,717,200 shares of common stock outstanding, held by three shareowners. This includes shares issued in the May 4, 2000 stock dividend of 1,676 shares of common stock for each share owned on that date. No shares of preferred stock have ever been issued.

Common stock

     The owners of common stock elect all the members of CoffeeAM.com's board of directors. Each share owned is entitled to one vote on all matters to be voted on by shareowners. A majority of the shares issued is a quorum. The shareowners are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the corporation, the shareowners are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Shareowners, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares issued in this offering, will be fully paid and nonassessable. The transfer agent and registrar for our common stock is American Stock Transfer.

                          Future resales of securities

The shares sold in this offering will be freely tradable, without restriction or registration under federal securities laws. Sales of shares to residents of certain states or jurisdictions may require registration or an applicable exemption from registration provisions of the shares in those states or jurisdictions.

Order-matching service

The shares have been not been approved for listing on any registered national securities exchange or on the Nasdaq stock market. After completion of this offering, we expect to arrange for a registered securities broker-dealer to provide an order-matching service for persons wishing to sell or buy shares after this offering is over. However, it is possible that this service may not become or remain available. In that case, anyone wishing to sell shares would have to find a buyer and make arrangements for the price, payment and transfer of the shares.

Restricted shares

The 3,717,200 shares of common stock issued before this offering are "restricted securities" and may not be sold in a public distribution except in compliance with the federal Securities Act of 1933 or an applicable exemption under the Securities Act, including its Rule 144. Rule 144(k) provides that a person who is not an officer, director or principal shareowner of CoffeeAM.com and who has owned shares for at least a year could offer and sell those shares through any trading market, if reporting and other requirements were met.

The three present shareholders have entered into a "lock-in agreement" with CoffeeAM.com, further restricting the sale or other transfer of their shares for a period of 2 years after the completion of this offering. All of the 3,717,200 shares of common stock now outstanding are subject to this agreement. None of these shares can be transferred during the first year after completion of this offering. During the second year after completion of this offering, an aggregate of 2 1/2% of these shares may be sold or transferred during each calendar quarter.

Tax effects of selling "Small Business Stock"

Individuals buying shares in this offering, and holding them for at least five years, would pay a maximum 14% effective tax rate on any gain from their sale, under existing tax laws. Or, no tax at all would be payable on the sales proceeds "rolled over" into the purchase of other "small business stock," within 60 days of the sale. This favorable tax treatment could be changed. Various conditions and limitations apply. You will want to consult your own tax advisor if this tax effect is important in your investment decision.

                              Plan of distribution

CoffeeAM.com is offering shares and certificates directly to the public through Brian Lunsford, its Chief Executive Officer, who will not receive any commissions or other compensation based on transactions in securities. His activities are intended to be within Rule 3a4-1 of the federal Securities Exchange Act of 1934 and he will comply with securities regulations of the states in which the offering is to be registered. CoffeeAM.com will communicate announcements of the offering and offer copies of this prospectus, as permitted by federal and state securities regulations. We plan to offer shares to residents of the states of Alaska, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Louisiana, Michigan, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Texas, Virginia, Washington and Wyoming. We have applied to register this offering in those states, and to license Brian Lunsford as our sales agent, as required by their securities laws. If our shares are not registered, or exempt from registration in a state, or we do not have a required licensed agent there, we will not offer shares to its residents.

Determination of offering price

Because there has been no market for our common stock, the public offering price has been determined by our board of directors. Among the factors considered were CoffeeAM.com's results of operations, its current financial condition, its future prospects, the state of the markets for its products and services, the experience of management and the economics of the industry segment in general.

Escrow of minimum proceeds

We are making this offering on a best efforts minimum/maximum basis subject to subscription and payment for not less than the minimum 75,000 shares and not more than the maximum 150,000 shares. All subscription payments will be deposited into an escrow account at SouthTrust Bank, N.A. No securities dealer is buying all of the shares in this offering, so less than the maximum amount may be raised. If the minimum is not sold in this offering by the termination date, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses.

During the escrow period, all subscription payments for shares must be delivered with a completed share purchase order to the escrow agent. CoffeeAM.com will mail a copy of the share purchase order to each purchaser within fifteen business days of acceptance by us. Stock certificates will not be issued to subscribers until the minimum has been sold. Until then, purchasers will be subscribers and not security holders of CoffeeAM.com. During the escrow period, subscribers will have no right to a return of their payment.

After the minimum has been fully subscribed, we will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 150,000 shares. This offering will end upon the earlier of the following: the sale of the maximum amount, five months after the date of this prospectus or the date on which we decide to close the offering. We reserve the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior to the sale of all the shares being offered.

                                     Experts

The financial statements of CoffeeAM.com as of and for the periods ended December 31, 1998 and December 31, 1999 have been included in this prospectus in reliance on the report of Cherry, Baekart & Holland, certified public accountants.

                              Available Information

This prospectus is part of a registration statement on Form SB-2 filed under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement and its exhibits. Statements in this prospectus about any contract or other document are just summaries. You may be able to read the complete document as an exhibit to the registration statement.

CoffeeAM.com will have to file reports under the Securities Exchange Act of 1934. You may read and copy the registration statement and our reports at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may telephone the Commission's Public Reference Branch at 800-SEC-0330. Our registration statement and reports are also available on the Commission's Internet site at http://www.sec.gov.

We intend to furnish our shareowners with annual reports containing audited financial statements after the end of each fiscal year.

                          Index to financial statements

          Independent Auditors' Report                                  F-1
          Balance Sheets                                                F-2
          Statements of Income                                          F-3
          Statements of Changes in Stockholders' equity                 F-4
          Statements of Cash Flows                                      F-5
          Notes to Financial Statements                                 F-6-15

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Coffeeam.com, Inc.
formerly known as
Arabica International, Inc.
Chamblee, Georgia


We have audited the accompanying balance sheets of Coffeeam.com, Inc. formerly known as Arabica International, Inc. (wholly owned subsidiary of Marandar Marketing, Inc.) as of December 31, 1999 and 1998 and the related statements of income, changes in stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arabica International, Inc. as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles.

                                        Cherry, Bekaert & Holland, L.L.P.
                                        Certified Public Accountants



Atlanta, Georgia
March 3, 2000, except for Note 11, as to
  which the date is May 5, 2000
                                                                             F-1

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                                 Balance Sheets
                           December 31, 1999 and 1998

                                     Assets

                                                      December 31,  December 31,
                                                         1999          1998
                                                       --------     --------
Current assets

    Cash                                               $ 40,663     $ 29,318
    Accounts receivable
       Trade, net of allowance for uncollectible
         accounts of $6,000 for 1999 and
         $-0- for 1998                                   62,683       16,771
    Inventories                                          81,975      139,999
    Prepaid expenses                                      3,603         --
                                                       --------     --------

           Total current assets                         188,924      186,088
                                                       --------     --------

           Net property and equipment                   175,709      161,819
                                                       --------     --------

Other assets

    Note receivable shareholder                          12,187         --
    Goodwill, net of accumulated
      amortization of $23,298 for 1999 and
      $-0- for 1998                                     326,179      349,477
                                                       --------     --------

           Total other assets                           326,179      349,477
                                                       --------     --------


           Total assets                                $702,999     $697,384
                                                       ========     ========


See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                                 Balance Sheets
                           December 31, 1999 and 1998
                                   (continued)

                      Liabilities and Stockholders' Equity

                                               December 31,       December 31,
                                                  1999               1998
                                                ---------         ---------
Current liabilities

    Accounts payable                            $ 101,103         $  29,686
    Accrued expenses                               22,260            23,401
    Current maturities of long-term debt           52,156            24,743
                                                ---------         ---------

           Total current liabilities              175,519            77,830
                                                ---------         ---------

Long-term debt, net of current maturities         323,099           375,257
                                                ---------         ---------

           Total liabilities                      498,618           453,087
                                                ---------         ---------

Stockholders' equity
    Common stock, authorized 10,000,000
      shares, 3,687,500 shares issued and
      outstanding,
                                                      200               200
    Paid-in capital                               250,000           250,000
    Accumulated deficit                           (45,819)           (5,903)
                                                ---------         ---------

           Total stockholders' equity             204,381           244,297
                                                ---------         ---------


           Total liabilities and

             stockholders' equity               $ 702,999         $ 697,384
                                                =========         =========

See notes to financial statements.
                                                                             F-3

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                              Statements of Income
                     Years ended December 31, 1999 and 1998

                                               December 31,        December 31,
                                                  1999                1998
                                               -----------         -----------
Revenue
    Sales                                      $ 1,282,714        $ 1,004,106

Less cost of sales                                 487,609            465,710
                                               -----------        -----------

           Gross profit                            795,105            538,396

Selling, general and administrative expenses       821,380            332,861
                                               -----------        -----------

           Income (loss) from operations           205,535
                                                                      (26,275)
                                               -----------        -----------

Other income (expense)
    Interest expense                                  --
                                                                       13,641
                                               -----------        -----------

           Net income (loss)                   $   (39,916)       $   205,535
                                               ===========        ===========

Pro forma data (unaudited)
    Net income (loss) as reported              $   (39,916)       $   205,535
    Pro forma income tax expense                      --               70,400
                                               -----------        -----------
           Pro forma net income loss           $   (39,916)       $   135,135
                                               ===========        ===========

Basic and diluted income (loss) per common
  share*                                       $     (0.01)       $      0.04
                                               ===========        ===========
Weighted average number of common
  shares outstanding                             3,687,000          3,687,000
                                               ===========        ===========

* Adjusted to reflect the stock dividend declared on May 4, 2000.

See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                  Statements of Changes in Stockholders' Equity
                     Years ended December 31, 1999 and 1998
                                                                           Retained
                                                Common                     Earnings/
                                                Stock          Paid-in    Accumulated
                                 Shares         Amount         Capital      Deficit        Total
                               -----------    -----------    -----------   ----------    ----------
Balance (Deficit)
  December 31, 1997                  2,200    $       200    $             $ (79,726)   $  (79,526)


Net income                                                                   211,438       211,438

Effect of acquisition by
  Marandar Marketing, Inc.                                       250,000    (131,712)      118,288
                               -----------    -----------    -----------   ----------    ----------

Balance as of
  December 17, 1998                  2,200            200        250,000                   250,200


Net loss from acquisition to
  December 31, 1998                                                           (5,903)       (5,903)

                               -----------    -----------    -----------   ----------    ----------

Balance as of
  December 31, 1998                  2,200            200        250,000      (5,903)      244,297


Stock dividend *                 3,685,300

Net loss                                                                     (39,916)      (39,916)
                               -----------    -----------    -----------   ----------    ----------

Balance as of
  December 31, 1999              3,687,500    $       200    $   250,000   $ (45,819)    $ 204,381

                               ===========    ===========    ===========   ==========    ==========


* Adjusted to reflect the stock dividend approved on May 4, 2000.

See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                            Statements of Cash Flows
                     Years ended December 31, 1999 and 1998

                                                      December 31,  December 31,
                                                         1999          1998
                                                       ---------     ---------
Cash flows from operating activities
    Reconciliation of net income to net cash
      used in operating activities
       Net income (loss)                               $ (39,916)    $ 205,535
       Adjustments to reconcile net income to net
         cash used in operating activities
          Depreciation                                    31,821        31,566
          Amortization                                    23,297         2,324
       Changes in assets and liabilities, net
         of acquisitions
          (Increase) decrease in accounts
            receivable                                   (45,912)        7,811
          (Increase) decrease in inventories              58,024       (56,533)
          (Increase) decrease in prepaid assets           (3,603)         --

          Increase (decrease) in accounts payable         71,417       (13,922)
          Increase (decrease) in accrued
            expenses                                      (1,141)      (29,659)
                                                       ---------     ---------

           Net cash provided by operating
             activities                                   93,987       147,122
                                                       ---------     ---------

Cash flows from investing activities

    Capital expenditures                                 (45,710)      (25,669)
                                                       ---------     ---------

Cash flows from financing activities

    Principal payments on notes payable                  (24,745)      (64,731)
    Loan to stockholder                                  (12,187)         --
    Payments to former owners related
      to acquisition                                        --        (151,932)
                                                       ---------     ---------

           Net cash used for financing activities        (36,932)     (216,663)
                                                       ---------     ---------

Net increase (decrease) in cash                           11,345       (95,210)

Cash and cash equivalents - beginning
  of year                                                 29,318       124,528
                                                       ---------     ---------

Cash and cash equivalents - end of year                $  40,663     $  29,318
                                                       =========     =========

See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                          Notes to Financial Statements
                           December 31, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies

           Business Activity

           COFFEEAM.COM, Inc. formerly known as Arabica International, Inc. (the "Company") is a Georgia corporation, incorporated on February 9, 1996. On December 17, 1998, the Company was acquired in a stock purchase by Marandar Marketing, Inc. The Company engages in the roasting and sale of gourmet coffee beans. Sales are generally to coffee houses, restaurants and individuals via the internet. No customer represents more than 10% of annual sales.

           Inventories

           Inventories are valued using the first-in, first-out (FIFO) method. All inventories are stated at the lower of cost or market.

           Property and Equipment

           Property  and  equipment  are  recorded  at  cost  less   accumulated
           depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of assets of 5 to 10 years.

           Intangible and Long-lived Assets

           Intangible assets subject to amortization includes goodwill related to the acquisition by Marandar Marketing, Inc.. Amortization is on a straight-line basis over 15 years.

           The Company evaluates the impairment of intangible and long-lived assets on an ongoing basis in relation to the undiscounted cash flows of the related asset.

           Use of Estimates in the Preparation of Financial Statements

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies (continued)

           Cash and Cash Equivalents

           The Company considers instruments with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

           Fair Value of Financial Instruments

           The estimated fair value of the Company's cash, accounts receivable and payable, and notes payable approximated their carrying value at year end.

           Basic Earnings per Common Share

           Basic earnings per common share equals the total of net earnings divided by the weighted average number of common shares outstanding.

           Advertising

           The  Company  expenses   advertising  costs  as  they  are  incurred.
           Advertising costs were $53,501 and $13,015 for the periods ended December 31, 1999 and 1998, respectively.

           Income Taxes

           The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on personal tax strategies.

           Impact of New Accounting Standards

           The Financial Accounting Standards Board (FASB) has issued the following accounting pronouncement which the Company will be required to adopt in future periods:

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies (continued)

           FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as options, forward contracts and swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. The Company does not presently have transactions involving derivative instruments, but may do so in the future. The Company is required to adopt Statement No. 133 for all fiscal quarters of all fiscal years beginning after June 15, 2000.

Note 2 - Acquisition

           On December 17, 1998, all the Company's outstanding stock was purchased by Marandar Marketing, Inc. A summary of the transaction is as follows:

           Cash and receivables paid by Marandar
             Marketing, Inc.                              $       250,000
           Cash and receivables paid by Arabica
             International, Inc.                                  232,706
           Note payable to former owner                            80,000
                                                          --------------------

           Total purchase price                           $       562,706
                                                          ====================

           Fair value of net assets acquired              $       213,229
                                                          ====================

           Goodwill                                       $       349,477
                                                          ====================

           The  financial   statements  reflect  the  allocation  of  Marandar's
           purchase price to the fair values of the assets acquired and liabilities assumed, effective as of December 17, 1998, the purchase date. Accordingly, the results of operations for substantially all of 1998 reflect the Company's historical cost basis in assets and liabilities, and the Company's financial position as of December 31, 1999 and 1998, and the results of operations for the year ended December 31, 1999, reflect the effects of the purchase price allocation.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 3 - Inventories

           Inventories consisted of the following at December 31:

                                                    1999       1998
                                                  --------   --------

           Coffee                                 $ 33,719   $ 93,934
           Accessories, flavoring and equipment     48,256     46,065
                                                  --------   --------

                                                  $ 81,975   $139,999
                                                  ========   ========

Note 4 - Property and Equipment

           Property and equipment consisted of the following at December 31:

                                                1999         1998
                                              ---------    ---------

            Furniture and office equipment    $  37,157    $  25,959
            Equipment                           144,337      110,860
            Leasehold improvements               26,036       25,000
                                              ---------    ---------
                                                207,530      161,819
            Less:  Accumulated depreciation     (31,821)        --
                                              ---------    ---------

                                              $ 175,709    $ 161,817
                                              =========    =========

           Depreciation expense was $36,473 for the year ending December 31, 1999 and $31,566 for the year ended December 31, 1998.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 5 - Long-term Debt

         Long-term debt consists of the following:

                                                      December 31,  December 31,
                                                         1999          1998
                                                       ---------    ---------
 6.08% note payable to former owner with monthly
 payments of $5,118 until December 2005                $ 300,204    $ 320,000
                                                       ---------    ---------

 6.08% acquisition note payable to former owner with
 monthly payments of $1,280 until December 2005           75,051       80,000
                                                       ---------    ---------
                                                         375,255      400,000
 Less:  Current maturities                               (52,156)     (24,743)
                                                       ---------    ---------
                                                       $ 323,099    $ 375,257
                                                       =========    =========

         The above notes payable are secured by all the assets of the Company and are personally guaranteed by the parent's stockholder. The notes arose from the acquisition of the Company by Marandar Marketing, Inc. as discussed in Note 4.

         Maturities of long-term debt are as follows:
3
                                            2000              $   52,156
                                            2001                  55,928
                                            2002                  59,971
                                            2003                  64,305
                                            2004                  68,955
                                         Thereafter               73,940

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 6 - Operating Leases

           The Company leases a buildings and office space under an operating lease. The lease expires at various dates through 2003. Rental expense under the lease was $28,992 and $28,811 for 1999 and 1998, respectively. The following is a schedule by years of minimum rentals under the above lease agreement as of December 31, 1999.

                                            2000             $  30,700
                                            2001                31,760
                                            2002                32,720
                                            2003                13,800
                                            2004                   -

Note 7 - Supplemental Cash Flow Information

           Interest paid totaled $13,641 and $-0- for the periods ended December 31, 1999 and 1998, respectively.

Note 8 - Concentration of Credit Risk

           The Company operates from one location in Atlanta to manufacture and sell its product. The Company extends credit to its customers substantially without collateral. Sales are generally throughout the entire United States. The business operations are influenced by the general economic conditions of the U. S.

Note 9 - Commitments

           The Company has an agreement with a consulting firm for services relating to a direct public offering of its stock. The agreement calls for $2,500 monthly payments until June 15, 2000. The total fee for the agreement is $33,200.

           As part of the purchase agreement, $50,000 was paid to the former owners for consulting services during the year ended December 31, 1999.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 10 - Pro Forma Financial Information (Unaudited)

           The results of operations for the year ended December 31, 1998, had the acquisition of the Company by Marandar Marketing, Inc. occurred as of January 1, 1998 are as follows:

                                      Historical       Proforma        Proforma
                                       Amounts        Adjustments       Amounts
                                      ----------      ----------      ----------

Sales                                 $1,004,106      $     --        $1,004,106
Cost of sales                            465,710            --           465,710
                                      ----------      ----------      ----------
Gross profit                             538,396            --           538,396
Selling, general and
  administrative expenses                332,861          25,376         358,237
                                      ----------      ----------      ----------

           Net income                 $  205,535      $   25,376      $  180,159
                                      ==========      ==========      ==========

           The former owners filed a final tax filing for the Company as of December 17, 1998. Federal and state income tax liability up to December 17, 1998 is the responsibility of the former owners.

           As described in Note 2, the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Assuming the completion of the offering, the Company will terminate its S corporation election and will accordingly become subject to federal and state income taxes. Upon termination of the S corporation election, deferred income taxes reflecting the tax effect to temporary differences between the Company's financial statement and tax bases of certain assets and liabilities will become a net liability or asset of the Company and will be reflected on the balance sheet with a corresponding nonrecurring tax expense or benefit in the statement of operations for the first calendar quarter following the offering. Deferred taxes relate primarily to accounts receivable allowances and capitalization of start up costs. The amount of such net deferred tax assets approximates $45,000 and $6,000 at December 31, 1999 and 1998, respectively.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 10 - Pro Forma Financial Information (Unaudited) (continued)

           The pro forma data in the statement of income provides information as if the Company had been treated as a C corporation for income tax purposes for all periods presented. The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the actual provision relating to the incremental income tax expense that the Company would have incurred if it had been subject to federal and state income taxes.

                                                    1999        1998
                                                  --------    --------

Income taxes at federal statutory rate            $(11,975)   $ 58,800
State taxes, net of federal benefit                 (2,400)     11,600
Portion applicable to former owners                   --          --
Reserve for realization of deferred tax benefit    (14,375)       --
                                                  --------    --------

Pro forma income taxes                            $    -0-    $ 70,400
                                                  ========   ========

Note 11 - Subsequent Events

           Name Change

           Effective April 26, 2000, the Company changed its name from Arabica International, inc. to COFFEEAM.COM, Inc.

           Dividend

           A dividend of $200,000 was made on April 30, 2000 to the sole shareholder of the corporation, Marandar Marketing, Inc.

           Loan from Officer

           On April 30, 2000, the Company received $200,000 as a loan from its President, Brian J. Lunsford. The loans is due in one year with interest due at 8% per annum.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 11 - Subsequent Events (continued)

             Revocation of S Election

             On May 1, 2000, the Company resolved to revoke its status as an S corporation for federal income tax purposes.

             Stock Dividend

             On May 4, 2000, the Company increased it authorized number of shares to 10,000,000. In addition, the Company declared a share dividend of 3,685,000 shares to be included in a replacement share certificate in addition to the 2,200 shares surrendered to the Company by the sole owner, Marandar Marketing, Inc. The new share certificate was issued for a total of 3,687,500 shares.

             Stock Option Plan

             On May 4, 2000,  the  Company  adopted a stock  option plan for the benefit of certain  employees and consultants.  The options will be accounted for under the intrinsic value method under the provisions of APB Opinion  No. 25. The plan  reserves  132,500  shares for the eventual issuance of the following options:
                                                Option                 Number            Exercise           Expiration
                    Name                         Price               of Shares             Date                Date
        -----------------------------    ----------------------    ---------------    ---------------     ---------------
        Joseph R. Lunsford               $0.08 per share               50,000           05/04/2000          02/01/2004
        David R. Blech                   $0.08 per share               10,000           05/05/2000          02/01/2004
        David R. Blech                   $0.08 per share               10,000           01/01/2001          02/01/2005
        David R. Blech                   $0.08 per share               10,000           01/01/2002          02/01/2006
        David R. Blech                   $0.08 per share               10,000           01/01/2003          02/01/2007
        C. Shawn Dunaway                 $0.08 per share               10,000           05/05/2000          02/01/2004
        C. Shawn Dunaway                 $0.08 per share               10,000           01/01/2001          02/01/2005
        C. Shawn Dunaway                 $0.08 per share               10,000           01/01/2002          02/01/2006
        C. Shawn Dunaway                 $0.08 per share               10,000           01/01/2003          02/01/2007
                                                                   ---------------

                   Total                                              130,000
                                                                   ===============

                                                                            F-15
8

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                           December 31, 1999 and 1998

Note 11 - Subsequent Events (continued)

             Stock Issuance

             On May 5, 2000, the Company issued 30,000 shares to an individual in exchange for $57,000 and the execution and delivery of a contract relating to the rental of new office and warehouse space. The stock was valued at $3.50 per share based on the cash received and the fair market value of the rent concession.

                            [Outside Back Cover Page]

Until ______________, 2000 (90 days after the date of this prospectus) all dealers effecting transactions in these shares, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

     The Registrant's Articles of Incorporation, Article 6, provide that the personal liability of a director to the Registrant or its shareholders for monetary damages for breach of duty of care or other duty as a director shall be limited to the amount of the director's compensation for services as a director during the twelve month period immediately preceding the breach. The exceptions to this limitation are a director's liability for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Registrant's, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability as required by the Georgia Business Corporation Code and (iv) any transaction from which the director derived an improper personal benefit.

     The Registrant's Bylaws, Article Ten, require the Registrant to indemnify officers or directors who are made or threatened to be made a party to any proceeding because they were officers or directors, to the extent that they have been successful in their defense. The indemnification is subject to a determination that the officers or directors acted in the manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. This determination is to be made by a majority vote of a quorum of disinterested directors, or a firm of independent legal counsel or an affirmative vote of a majority of the Registrant's shares. If any indemnification is paid otherwise than by a court order, action by the shareowners or by the issuer's insurance carrier, information about the payment is to be mailed to each shareowner. The Registrant may advance expenses incurred by an officer or director in defending a civil or criminal action. The officer or director must repay the advances if it is determined that indemnification is not authorized.

     These provisions in the Registrant's articles and bylaws may permit indemnification to directors, officers or persons controlling the Registrant for liabilities arising under the Securities Act of 1933. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

All expenses of the offering are estimated to be:

         Securities and Exchange Commission filing fee......    $     264 (a)
         Blue sky fees and expenses.........................        10,740(b)
         Accountant's fees and expenses.....................       20,200 (c)
         Special Counsel's fees and expenses................        45,000(d)
         General Counsel's fees and expenses................        3,000 (e)
         Printing...........................................        1,200 (f)
         Postage............................................         4,000(g)
         Marketing expenses.................................        40,000(h)
         Miscellaneous......................................          496 (i)
                                                                ------------
              Total.........................................    $    125,000
                                                                ============

No securities are registered for sale by security holders. No premium is to be paid on any policy to insure or indemnify directors or officers against any liabilities they may incur in the registration, offering or sale of these securities.

Item 26.  Recent Sales of Unregistered Securities.

(a) The only securities that the Registrant sold within the past three years without registering the securities under the Securities Act were 30,000 shares of common stock, on May 5, 2000.

(b) No underwriters were used. There was one purchaser, Howe D. Whitman, who is an accredited investor as defined in Section 2(15)(ii) of the Securities Act of 1933 and Rules 215(d) and (e) and 501(a)(4) and (5). He is a sophisticated person as described in Rule 506(b)(2)(ii).

(c) All shares were sold for cash and reduced rentals over the first three years of a lease. The total offering price of the securities sold was $105,000. No underwriting discounts or commissions were paid.

(d) The Registrant claims exemption from registration under Rule 701 of the General rules and Regulations under the Securities Act of 1933. The facts relied upon to make the exemption available are that the sale was to one person, who is a director of the Registrant, who is an affiliate of the Registrant's landlord and who had access to all the information about the Registrant necessary to make an informed investment decision. The shares were issued under a written compensation contract. For the participation of Mr. Whitman as a director.

Item 27.  Exhibits

     Exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

     Exhibit
     Number                       Description
     ------                       -----------

     3.1          Amended  and  Restated   Articles  of   Incorporation  of  the
                  Registrant
     3.2          Amended and Restated By-laws of the Registrant
     4.1          Articles 8 and 9, page 6 of the Amended and Restated  Articles of  Incorporation  and Article Two of the Amended and Restated
                  By-laws (Reference is made to Exhibits 3.1 and 3.2)
     4.2          Description of common stock certificate
     5*           Opinion and consent of counsel with respect to the legality of the shares
    10.1          Lease between Registrant and Cherokee Venture II
    23.1          Consent of Cherry, Bekaert & Holland, L.L.P., Certified Public
                  Accountants
    23.2          Consent of Counsel (reference is made to Exhibit 5)
   #24            Power of Attorney
    99.1          Share Purchase order
    99.2          Escrow Agreement with SouthTrust Bank
    99.3          Lock-in Agreement

----------------------------------
*     To be filed by amendment
#     As filed in Part II of this Registration Statement

Item 28.  Undertakings.

     (a) The Registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by section 10(a)(3) of the Securities Act;
              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
              (iii) Include any  additional or changed  material  information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) The registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification to directors, officers and controlling persons of the registrant for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in Chamblee, Georgia, on May 10, 2000.

                                  COFFEEAM.COM, INC. (Issuer)

                                  By ____________________________________
                                     Brian J. Lunsford, Chief Executive Officer


     Each person whose signature appears below appoints Brian J. Lunsford his or her attorney-in-fact, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2 of CoffeeAM.com, Inc. and to file them, with all their exhibits and other related documents, with the Securities and Exchange Commission, ratifying and confirming all that their attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue of this appointment.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

        Signature              Title                                   Date
        ---------              -----                                   ----

                               President, Director and              May 10, 2000
------------------------       Chief Executive Officer
   Brian J. Lunsford



                               Vice President of Finance,           May 10, 2000
------------------------       Director (Principal financial
   David R. Blech              and accounting officer)



                               Vice President, Director             May 10, 2000
------------------------
   Maranda E. Lunsford

                               Director                             May 10, 2000
------------------------
   Juel Veach

                               Director                             May 10, 2000
------------------------
   Howe D. Whitman


13